Exhibit 99.2

May 2018 NASDAQ/TASE: NNDM Making Additive Manufacturing Intelligent Nano Dimension®

2 NASDAQ / TASE : NNDM 2 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Forward Looking Statements This presentation of Nano Dimension Ltd . (the “Company”) contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws . Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward - looking statements . For example, we are using forward - looking statements when we discuss the potential of our products, expanding our network of global resellers, our target markets, our strategic growth plan, the size of our total addressable market, our 2018 market and channel expansion plans, expected recurring revenue growth, and our 2018 - 2020 expected target operating model . Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management’s expectations, beliefs and projections will be achieved and actual results may differ materially from what is expressed in or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements . For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report for the year ended December 31 , 2017 , filed with the SEC . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements .

3 NASDAQ / TASE : NNDM 3 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. DISRUPT. SHAPE. DEFINE. How Smart Products are Made 3 NASDAQ / TASE : NNDM Nano Dimension is the world’s leading additive electronics provider. The company is disrupting, shaping, and defining how electronics are made. With its unique 3D printing technology, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on encapsulated sensors, antennas and printed circuit boards. www.nano - di.com | © 2018 Nano Dimension. All rights reserved.

4 NASDAQ / TASE : NNDM 4 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. We are at the Heart of Industry 4.0 Convergence 4 NASDAQ / TASE : NNDM Mechanical design Additive manufacturing Electronics design & manufacturing Digital production : cloud, big data, AI

5 NASDAQ / TASE : NNDM 5 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Company Overview Listed on the TASE in 2014 and on Nasdaq in 2016 Since 2014 : - Developed printer - Developed materials - Established manufacturing - Built organization Since 2016 : Conducted comprehensive early access trials with Fortune 500 companies Opened 3 Customer Experience Centers Recruited 10 value - added resellers world - wide 2018 Execution: Opened U.S. headquarters Expanding reach in Asia Pacific Started generating revenues: Q4 2017 - $440k Q1 2018 - $635k

Growth Plan: Customer-Centric Approach

- ✓ Commenced global sales in EU, USA, APAC
- ✓ Opened multiple Customer Experience Centers in the US and Israel
- ✓ Commenced training- Sales and technical support programs for resellers & customers
- ✓ Formed strategic alliances and collaborations with Solidworks, Zuken, Space Florida, Harris
- ✓ Converted beta clients to commercial customers

QUARTER BY QUARTER GROWTH IN SALES AND REVENUES

Established client base, including Fortune 500 and leading defense

EXPANDED GEOGRAPHICAL REACH

Established sales and service presence in US and Hong Kong

ENHANCED CHANNEL TO SUPPORT GROWTH

10 value-added resellers; expect to double in 2018

The company is well positioned to increase revenue growth

NANODIMENSION
3D PRINTED ELECTRONICS

NASDAQ / TASE : NNDM 6

www.nano-di.com | © 2018 Nano Dimension. All rights reserved.

Making Additive Intelligent and Connected

Printed with the DragonFly 2020 Pro 3D Printer





MINIATURIZING MODULES



PRINTING ANTENNAS



ENCAPSULATING SENSORS



EMBEDDING ELECTRONIC COMPONENTS WITHIN CIRCUIT BOARDS

NANODIMENSION 3D PRINTED ELECTRONICS
NASDAQ / TASE : NNDM 7

www.nano-di.com | © 2018 Nano Dimension. All rights reserved.

8 NASDAQ / TASE : NNDM 8 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Our Technology is Breaking Design Barriers High precision inkjet technology Multi - material 3 D printing Combining conductive nano - metals & polymers First additive manufacturing for functional 3 D electronics + =

Adopted by Leading Fortune 500 Companies

SEE WHAT OUR CUSTOMERS SAY ABOUT US

"We were so impressed with Nano Dimension's 3D printers that we quickly moved to make them central to our entire digital infrastructure."

- Bodo Huber, CEO of PHYTEC

"Demonstrate double-sided, multi-layer circuits, with no-touch manufacturing labor. Such development is planned to lead to cost reductions of $400K per small satellite, thus providing enormous market capabilities for both entities."

- Space Florida, Harris Corporation collaboration with Nano Dimension

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"There is a lot of enthusiasm around the DragonFly 2020 Pro 3D Printer in terms of technological breakthrough, and how it can radically change development processes. Our objective is to use the system to simplify workflows and design increasingly complex parts – which will include PCBs and embedded circuits – with many more functions than are possible with traditional manufacturing techniques."

- Olivier Vancauwenberghe, Sensor Research Manager at Safran Tech

NANODIMENSION
3D PRINTED ELECTRONICS

NASDAQ / TASE : NNDM 9

www.nano-di.com | © 2018 Nano Dimension. All rights reserved.

10 NASDAQ / TASE : NNDM 10 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. We are Expanding Our Global Coverage Resellers Customers Headquarters May 2018 Footprint

11 NASDAQ / TASE : NNDM 11 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Total Addressable Market Additive Manufacturing industry analysts predict that 3 D printed electronics is likely to be the next high - growth application for product innovation, with its market size forecasted to reach $ 2.8 billion by 2025 * 0 500 1000 1500 2000 2500 3000 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 Revenues Forecast - 3 D Printed Electronics * (USD Millions) * Source: SmarTech Publishing, 2016

12 NASDAQ / TASE : NNDM 12 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Open - Ended Growth Potential INDUSTRY VERTICALS • Defense • Automotive • Industrial • Aerospace • Consumer electronics & IoT • Telecom • Medical devices RESEARCH INSTITUTES • Academic institutions and universities • Research & innovation centers ADDITIVE SERVICES • Additive service bureaus • PCB service bureaus • In - house print services

13 NASDAQ / TASE : NNDM 13 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. We Built Comprehensive Manufacturing Capabilities In - house 3 D printer manufacturing In - house nano ink manufacturing - Capacity to meet future demand Top quality certified ISO 14001 and OHSAS 18001

14 NASDAQ / TASE : NNDM 14 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. We Deliver Tangible Customer Value Increase design power Protect IP Accelerate time to market Improve efficiency

15 NASDAQ / TASE : NNDM 15 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. The Nano Dimension Difference DOMAIN EXPERTISE CHANNEL ACCESS TECHNOLOGY PLATFORM QUALITY EXPERIENCE HARDWARE CONSUMABLES SOFTWARE SERVICES

16 NASDAQ / TASE : NNDM 16 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. NASDAQ / TASE NNDM ADR level 3 Ratio: 1:5 Revenues: Q 4 2017 : $ 440 k Q 1 2018 : $ 635 k Total funding to date $ 59 M Market Cap $ 27 M* Shares outstanding 96.5 M ** (equivalent to 19.3 M ADS) Public float ≈ 87% ** Cash $ 14.8 M ** no debt Select Financial Data * As of May 10 , 2018 ** As of March 31 , 2018 *** Officers, Directors and over 5 % shareholders 87% 13 % Public float 87 % Interested parties’ holdings *** 13% **

17 NASDAQ / TASE : NNDM 17 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Recurring Revenue Model Razors and blades: As the install base of printers grows, the portion of recurring revenues from consumables increases significantly yr 1 yr 2 yr 3 yr 4 yr 5 Consumable revenues Printer revenues 100% 100% 100% 100% 100%

18 NASDAQ / TASE : NNDM 18 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Expected Target Operating Model 2018 - 2020 We expect a revenue CAGR of at least 100 % We expect a gross profit margin of 50% * We expect cash used in operations to decline by approximately 50 % by 2020 *Excluding cost of revenues derived from amortization of intangible assets

19 NASDAQ / TASE : NNDM 19 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Strategic Growth Plan Current State Monetize commercially available products and services for additive electronics design Horizon 1 Deliver higher speed production - grade additive electronics systems and more materials Horizon 2 Deliver hybridized capabilities that combine mechanical functionality within electrified geometries www.nano - di.com | © 2018 Nano Dimension. All rights reserved.

20 NASDAQ / TASE : NNDM 20 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Experienced Leadership Team Zeev Bregman Advisory Board Itschak Shrem Co - Chairman of the Board Shlomo Magdassi Advisory Board Avi Reichental Co - Chairman of the Board Ofir Baharav Director Yael Sandler CFO Amit Dror CEO and Co - Founder Simon Fried US President, CBO and Co - Founder Jaim Nulman CTO

21 NASDAQ / TASE : NNDM 21 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Summary Unmatched product portfolio Innovative business model Significant technology strength Focused growth initiatives Open - ended growth opportunities Experienced management team www.nano - di.com | © 2018 Nano Dimension. All rights reserved.

22 NASDAQ / TASE : NNDM 22 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Nano Dimension® Copyright © 20 ϭϴ Nano Dimension Ltd. Nano Dimension, DragonFly, AgCite and the DragonFly logo are trademarks of Nano Dimension. Printed May 2018 DragonFly™ Follow us: @nanodimensiontech @3Dpcb www.nano - di.com NASDAQ: NNDM THANK YOU